Filed Pursuant to Rule 424(b)(3)
Registration No. 333-275553

PROSPECTUS SUPPLEMENT NO. 3
(to the prospectus dated December 19, 2023)

Next.e.GO N.V.

Up to 86,012,305 Ordinary Shares

This prospectus supplement supplements the prospectus dated December 19, 2023 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-275553). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on March 26, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale, from time to time, by the selling shareholders identified in the Prospectus, or their permitted transferees, of up to 86,012,305 ordinary shares, nominal value of €0.12 per share (the “Ordinary Shares” or “Next.e.GO Shares”). These 86,012,305 Ordinary Shares consist of: (i) 49,019,608 Ordinary Shares that prior to the exchange for the contribution by the former shareholders of Next.e.GO Mobile SE (“e.GO”) of all of the paid-up shares in e.GO to Next.e.GO N.V. (f/k/a Next.e.GO B.V.) (“Next.e.GO” or “TopCo”) in exchange for shares in TopCo (the “Exchange”) were originally 161,905 shares in e.GO issued at prices on a converted and adjusted basis ranging from $0.24 - $16.53 per share, (ii) 10,000,000 vested Earn-Out Shares (as defined below) issued for no additional consideration at the time of issuance, (iii) 7,550,000 Ordinary Shares that were originally issued as Class B common stock of Athena Consumer Acquisition Corp. (“Athena”), which were subsequently converted into Ordinary Shares in connection with the Business Combination, purchased by the Athena Consumer Acquisition Sponsor, LLC (the “Sponsor”) for a price per share of approximately $0.003, (iv) 1,060,000 Ordinary Shares that were originally issued as Class A common stock of Athena, which were subsequently converted into Ordinary Shares in connection with the Business Combination, and, in addition, 92,750 Ordinary Shares, which were exchanged from 530,000 private placement warrants in connection with the Business Combination, whereby originally one Class A common stock and half of a private placement warrant constituted a unit, which was purchased by the Sponsor for a price per unit of $10.00, (v) 3,000,000 Ordinary Shares issued to the administrative agent on behalf of the lender as part of the share component agreed on under a certain settlement agreement for no additional consideration paid at the time of issuance in relation to the $15,000,000 bridge facility agreement entered into on September 29, 2022 by e.GO as borrower, Brucke Funding LLC as lender and Brucke Agent LLC as administrative agent, and any person which becomes a lender in accordance with the terms of the bridge facility agreement (the “Bridge Financing”), (vi) 500,000 Ordinary Shares issuable upon the exercise of 500,000 warrants exercisable at a price equal to the nominal value of the Ordinary Shares (currently approximately $0.13) based on a note purchase and guaranty agreement between TopCo, certain guarantors, UMB Bank, National Association, Echo IP Series 1 LLC and the note purchasers thereunder, dated as of June 30, 2023 (the “Penny Warrants”), (vii) 14,589,947 Ordinary Shares that may be issued to ACM ARRT M LLC upon conversion of an unsecured subordinated convertible note maturing October 19, 2028 issued at an aggregate purchase price of $11,726,616 (the “Note”) and (viii) 200,000 Ordinary Shares to be issued to Tribal Capital Markets, LLC (“TCM”) in satisfaction of an engagement agreement dated May 29, 2023 for no additional consideration. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our Ordinary Shares are traded on the Nasdaq Global Market LLC (the “Nasdaq”) under the symbol “EGOX.” On March 25, 2024, the closing price per Ordinary Share as reported on Nasdaq was $0.0509.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

On March 25, 2024 we received a staff determination letter from the Listing Qualifications Department of Nasdaq notifying us of the staff’s determination to delist our securities because our Ordinary Shares have had a closing bid price below $0.10 for ten consecutive trading days, which triggers a notice of delisting pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii). We also currently fail to satisfy the requirement that the closing bid price of our securities remain at $1.00 or higher as required by Nasdaq Listing Rule 5810(c)(3)(A).

Investing in our Ordinary Shares involves risks that are described in the “Risk Factors” section beginning of page 18 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

We are both an “emerging growth company” and a “foreign private issuer” as defined under applicable U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this Prospectus or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representations to the contrary is a criminal offense.

The date of this prospectus supplement is March 26, 2024.

Form 6-K Disclosure

e.GO Announces Nasdaq Delisting Notice

AACHEN, GERMANY– March 26, 2024 - Next.e.GO N.V. (NASDAQ:EGOX) (“e.GO”) today announced that on March 25, 2024 the Company received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s securities because the Company’s securities have had a closing bid price below $0.10 for ten consecutive trading days, which triggers a notice of delisting pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”).

In addition to the $0.10 Rule delisting notice, the Company also currently fails to satisfy the requirement that the closing bid price of its securities remain at $1.00 or higher as required by Nasdaq Listing Rule 5810(c)(3)(A) (the “Minimum Bid Price Rule”). The Company has received a period of 180 calendar days to return to compliance with the Minimum Bid Price Rule, which compliance period expires on June 10, 2024. If the Company’s securities fail to regain compliance with the Minimum Bid Price Rule, Nasdaq will have an additional basis for delisting the securities.

Pursuant to the Letter, unless the Company requests an appeal of the Letter, trading of the Company’s shares will be suspended at the opening of business on April 3, 2024, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company currently plans to appeal the Staff’s determination to a Hearings Panel (the “Panel”). A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

The Company intends to monitor the closing bid price of its common stock and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirements under the Nasdaq Listing Rules for continued listing on Nasdaq.

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